Exhibit 3.4

Revised and Amended By-Laws

1.             The title shall be replaced and revised to read:

“Public Media Works Inc.

Amended and Revised By-Laws”

2.             Section 1.1 shall be replaced and revised to read, in relevant part:

“SECTION 1.1.  ANNUAL MEETING.  The annual meeting of the stockholders of Public Media Works Inc. (the “Corporation”)” . . .

3.             Section 2.15 shall be replaced in its entirety and revised to read:

1.                    “SECTION 2.15.  LOANS TO OFFICERS OR EMPLOYEES.  The Board of Directors shall not, directly or indirectly, including through any subsidiary then existing, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer of the Corporation.  Notwithstanding the foregoing, the following limited exceptions shall not be subject to the restriction indicated in the first sentence of this Section 2.15 and shall be deemed permissible subject to approval by the Board of Directors and the requirements of the Sarbanes-Oxley Act of 2002, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other rules or regulations to which the Corporation may be subject:

a.                                       Any credit maintained by the Corporation prior to July 30, 2002 and extensions to such credit provided that there is no material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after July 30, 2002;

b.                                      Home improvement and manufactured home loans (as that term is defined in section 5 of the Home Owners’ Loan Act (12 U.S.C. 1464));

c.                                       Consumer credit (as defined in section 103 of the Truth in Lending Act (15 U.S.C. 1602));

d.                                      Extension of credit under an open end credit plan (as defined in section 103 of the Truth in Lending Act (15 U.S.C. 1602)), or a charge card (as defined in section 127(c)(4)(e) of the Truth in Lending Act (15 U.S.C. 1637(c)(4)(e)), or any extension of credit by a broker or dealer registered pursuant to Section 15 of the Exchange Act to an employee of that broker or dealer to buy, trade, or carry securities, that is permitted under rules or regulations of the Board of Governors of the Federal Reserve System pursuant to Section 7 of the Exchange Act (other than an extension of credit that would be used to purchase the stock of the Corporation), that is:

i.      made or provided in the ordinary course of the consumer credit business of the Corporation;

ii.     of a type that is generally made available by the Corporation to the public; and

iii.    made by the Corporation on market terms, or terms that are no more favorable than those offered by the Corporation to the general public for such extensions of credit.

e.                                       Any loan made or maintained by an insured depository institution (as defined in section 3 of the Federal Deposit Insurance Act (12 U.S.C. 1813)), if the loan is subject to the insider lending restrictions of section 22(h) of the Federal Reserve Act (12 U.S.C. 375b).”